Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

December 8, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 7, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Financial Strategies Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock,
one Right and one Redeemable Warrant

Class A Common Stock, par value $0.0001 per share

Rights to acquire one-tenth of one share of Class A Common Stock

Redeemable Warrants, each warrant exercisable for one share of
Class A Common Stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi